November 18, 2011

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Sanchez Energy Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed October 6, 2011

File No. 333-176613

Dear Mr. Schwall:

Based on our discussion with the staff on November 17, 2011, Sanchez Energy Corporation (“we” or the “Company”) is submitting this letter to provide further information to respond to comment 20 of the letter from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated November 8, 2011.

The sale of the 50% interest in our Palmetto acreage (the “Palmetto acreage sale”) occurred in December 2009. Prior to the sale, the carrying amount of our full cost pool (i.e., both unproved properties not subject to amortization and proved properties subject to amortization) was approximately $16.5 million. The cash consideration received in the sale was approximately $5 million. Rule 4-01(c)(6)(i) of Regulation S-X states:

Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. For instance, a significant alteration would not ordinarily be expected to occur for sales involving less than 25 percent of the reserve quantities of a given cost center. If gain or loss is recognized on such a sale, total capitalization costs within the cost center shall be allocated between the reserves sold and reserves retained on the same basis used to compute amortization, unless there are substantial economic differences between the properties sold and those retained, in which case capitalized costs shall be allocated on the basis of the relative fair values of the properties.

This rule states that it is to be applied to sales of properties, “whether or not being amortized currently.” Therefore, we believe that it applies to the Palmetto acreage sale. However, since the Palmetto acreage had no proved reserves at the time of the sale, there are difficulties in applying this rule in this situation. The rule states, “For instance, a significant alteration would not ordinarily be expected to occur for sales involving less than 25 percent of the reserve quantities of a given cost center.” However, since no reserves were sold, this illustrative guidance within the rule is not directly applicable. In this case, we believe a reasonable alternative approach for identifying a significant alteration in the relationship between capitalized costs and proved reserves is to compare the

Sanchez Energy Corporation

proceeds received in the sale to the carrying amount of the cost center. In this case, the proceeds (approximately $5 million) represented approximately 30% of the (approximately $16.5 million) carrying amount of the cost center before the transaction. We believe that this constituted a significant alteration and, accordingly, that Rule 4-01(c)(6)(i) requires us to recognize a gain on the sale.

With respect to the measurement of the amount of the gain, again, since the Palmetto acreage had no proved reserves at the time of the sale, there are difficulties in applying this rule in this situation. The rule states, “If gain or loss is recognized on such a sale, total capitalization costs within the cost center shall be allocated between the reserves sold and reserves retained on the same basis used to compute amortization.” Since no reserves were sold, this guidance suggests that no cost be allocated to the properties sold in measuring the gain. We believe that doing this would be inconsistent with the conceptual approach the rule is implementing and inappropriate. As we discussed in our communication with the staff on November 17, 2011, a reasonable alternative approach for computing the cost of the properties sold is to determine the amount based on the relative fair values of the acreage within the Eagle Ford Shale that was sold and retained.

We estimated the total fair value of our acreage in the Eagle Ford Shale at the time of the Palmetto acreage sale (including the acreage sold in the Palmetto acreage sale) by reviewing other transactional activities and ongoing leasing activity and negotiations during this time period. Based on this analysis, the Company estimated a fair market value ranging from $1,250 to $2,655 per acre for the various project areas we own within the Eagle Ford Shale. In addition, we assigned a fair value equal to our historical cost to certain geologic and geophysical data, including seismic data, which we had obtained to assist our project development in these areas. That total fair value is estimated to be approximately $77.3 million, and we estimate that the fair value of the 50% interest in the acreage sold in the Palmetto acreage sale was approximately $18.5 million. In the Palmetto acreage sale, the purchaser, in addition to paying approximately $5 million cash, agreed to carry the Company for our share of the costs to drill and complete the first three wells. Because we bore none of the cost of those wells, we did not receive any actual authority for expenditure (“AFE”), but based upon subsequent wells in which we participated, we estimate that this obligation had a fair value of approximately $13.5 million, bringing the total fair value of the Palmetto acreage to approximately $18.5 million, as stated above. At the time of the sale transaction, the value of the well carries were not determinable as the operator would bear the costs of the wells regardless of their ability to outperform the AFE or suffer cost overruns due to drilling problems nor was the timing of the activities certain. Using these amounts, we estimate that the fair value of the acreage sold in the Palmetto acreage sale constituted approximately 23.9% (18.5 million divided by 77.3 million) of the fair value of our total acreage within the Eagle Ford Shale. The cost basis of all of our acreage within the Eagle Ford Shale was approximately $9.1 million. Allocating cost based on relative fair value, the cost of the acreage sold is approximately $2.2 million (23.9% of $9.1 million), and the gain on the sale is approximately $2.8 million ($5 million less $2.2 million). We believe this amount is not materially different than the $2.7 million gain reflected in the 2009 statement of operations presented in the registration statement.

As we also discussed, Rule 4-10(c)(6) states that except as noted in that rule, companies following the full cost method shall apply the same accounting as companies using the successful efforts method. Given the difficulties in applying Rule 4-10(c)(6) to this transaction, we believe the accounting pursuant to the successful efforts method is relevant in evaluating the overall reasonableness of the accounting. The amount of the gain we recognized is the same as the amount that we would have recognized if we had followed the approach prescribed by ASC 932-360-55-9.

Sanchez Energy Corporation

For the reasons discussed above, we believe that the approach we have followed constitutes a reasonable application of Rule 4-10 of Regulation S-X.

Sincerely,

Sanchez Energy Corporation

By:	/s/ Michael G. Long
Michael G. Long Chief Financial Officer

cc:	Antonio R. Sanchez III, Sanchez Energy Corporation

David P. Elder, Akin Gump Strauss Hauer & Feld LLP

Robert G. Reedy, Porter Hedges LLP

Rocky Horvath, BDO USA, LLP